One Corporate Center Rye, NY 10580-1422 Tel. (914) 921-5070 Fax (914) 921-5118 www.gabelli.com info@gabelli.com	The Gabelli Healthcare & WellnessRx Trust

December 12, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Gabelli Healthcare & WellnessRx Trust (the “Registrant”)

Registration Statement on Form N-2 (File No. 333-217151)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-2 referenced above be accelerated so that it will become effective on December 14, 2017 or as soon as practicable thereafter.

The Registrant hereby requests that you notify Ryan Brizek ((212) 728-8865) of Willkie Farr & Gallagher LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: President